Exhibit 99

August 19, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation of Credit Rating

We wish to inform that CARE Ratings Limited and India Ratings and Research Private Limited have assigned/affirmed/ reaffirmed the ratings to the Certificate of Deposit of the Bank on August 18, 2026 and August 19, 2026 respectively. The summary of the ratings assigned/affirmed/reaffirmed is given below.

CARE Ratings Limited

Instrument	Amount (₹ crore)	Rating	Rating Action
Certificate of deposit	2,00,000.00 (Enhanced from 1,50,000.00)	CARE A1+	Reaffirmed

India Ratings and Research Private Limited

Instrument Type	Maturity Date	Size of Issue (Billion)	Rating/Outlook	Rating Action
Certificate of Deposit	7-365 days	INR 500	IND A1+	Assigned
Certificate of deposit	7-365 days	INR 1500	IND A1+	Affirmed

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight